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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Balanced Care Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

057630105

(CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Crosslink Capital, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 2,469,140
7. Sole Dispositive Power
8. Shared Dispositive Power 2,469,140

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,469,140

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 7.2%

12. Type of Reporting Person (See Instructions)

CO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Michael Joseph Stark

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 2,469,140
7. Sole Dispositive Power
8. Shared Dispositive Power 2,469,140

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,469,140

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 7.2%

12. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Seymour Franklin Kaufman

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 223,134
6. Shared Voting Power 2,469,140
7. Sole Dispositive Power 223,134
8. Shared Dispositive Power 2,469,140

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,274

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 7.9%

12. Type of Reporting Person (See Instructions)

IN

Item 1.

(a) Name of Issuer

Balanced Care Corporation

(b) Address of Issuer's Principal Executive Offices

5021 Louise Drive, Mechanicsburg, PA 17055

Item 2.

(a) The names of the persons filing this statement are:

The names of the persons filing this statement are Crosslink Capital, Inc. ("Crosslink," formerly Omega Venture Partners, Inc.), Michael Joseph Stark and Seymour Franklin Kaufman (collectively, the "Filers"). Before December 31, 1999, the shares reported on this Schedule were reported on the Schedule 13G of Robertson Stephens Investment Management, L.P., an investment adviser registered with the Securities and Exchange Commission ("RSIM"). Prior to January 1, 1999, Mr. Stark was an employee of RSIM. At RSIM, he managed certain private investment funds of which RSIM or an affiliate served as general partner or investment adviser. Crosslink, Mr. Stark and RSIM agreed that Crosslink or its affiliates would continue managing these funds pursuant to an assignment of the investment advisory contracts with these funds after January 1, 1999, the date Mr. Stark's employment with RSIM ceased. Crosslink obtained the consent of RSIM clients to such assignment. Accordingly, before January 1, 1999, RSIM was deemed to beneficially own the shares reported herein.

(b) The principal business office of the Filers is located at:

555 California Street, Suite 2350, San Francisco, California 94104

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 057630105

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ x ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Crosslink is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Crosslink is a registered investment adviser. Mr. Stark and Mr. Kaufman are the controlling shareholders of Crosslink.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

CROSSLINK CAPITAL, INC. By: \s\ Michael Joseph Stark Michael Joseph Stark President	\s\ Michael Joseph Stark Michael Joseph Stark
\s\ Seymour Franklin Kaufman Seymour Franklin Kaufman

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Balanced Care Corporation. For that purpose, the undersigned hereby constitute and appoint Crosslink Capital, Inc., a Delaware corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 14, 2001

CROSSLINK CAPITAL, INC. By: \s\ Michael Joseph Stark Michael Joseph Stark President	\s\ Michael Joseph Stark Michael Joseph Stark
\s\ Seymour Franklin Kaufman Seymour Franklin Kaufman